EXHIBIT 97.1
Clawback Policy
Introduction
The Board of Directors (the “Board”) of Telos Corporation, a Maryland corporation (the “Company”), believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy (this “Policy”) which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Administration
This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.
Covered Executives
This Policy applies to the Company’s and its subsidiaries’ current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of The Nasdaq Stock Market LLC (“Nasdaq”), and such other senior executives who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).
Recoupment; Accounting Restatement
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, the Board will require reimbursement or forfeiture of any excess Incentive Compensation (defined below) received by any Covered Executive during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. Recoupment of Incentive Compensation pursuant to this Policy is made on a “no fault” basis, without regard to whether any misconduct occurred or any Covered Executive’s responsibility for the noncompliance that resulted in the accounting restatement.

Effective: November 7, 2022
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Incentive Compensation
For purposes of this Policy, “Incentive Compensation” means any of the following; provided that such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:
•Annual bonuses and other short- and long-term cash incentives;
•Stock options;
•Stock appreciation rights;
•Restricted stock;
•Restricted stock units;
•Performance shares;
•Performance units; and
•Other awards of equity or equity-like compensation provided by the Company and its subsidiaries.
For purposes of this Policy, “financial reporting measures” include:
•Company stock price;
•Total shareholder return;
•Revenues;
•Net income;
•Earnings before interest, taxes, depreciation, and amortization (EBITDA);
•Funds from operations;
•Liquidity measures such as working capital or operating cash flow;
•Return measures such as return on invested capital or return on assets;
•Profit margins and growth rates; and
•Earnings measures such as earnings per share.
Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.
If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Effective: November 7, 2022

Method of Recoupment
The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:
•requiring reimbursement of cash Incentive Compensation previously paid;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; and/or
•cancelling outstanding vested or unvested equity awards.
In addition, the Board may, in its sole discretion, determine whether and to what extent additional action is appropriate to address the circumstances surrounding the noncompliance so as to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.
No Indemnification
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.
Interpretation
The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission (the “SEC”) or any national securities exchange on which the Company's securities are listed.
Effective Date
This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.
Amendment; Termination
The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the SEC under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.
Other Recoupment Rights
The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Effective: November 7, 2022

Impracticability
The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and Nasdaq’s listing standards.
Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Effective: November 7, 2022